Exhibit 99.38

Volaris reports changes in position of Vice President and Chief Financial Officer

Mexico City, Mexico. June 12, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low cost airline serving Mexico, the United States and Central America, reports changes to its senior executive team.

Ms. Sonia Jerez Burdeus, who joined Volaris on January 7, 2019 as Chief Financial Officer VP, will leave the company for personal reasons in order to pursue new professional opportunities outside of the industry, with her resignation effective as of June 15, 2020.

As a result, Mr. Jaime Esteban Pous Fernández, who joined Volaris in January 2013 and currently serves as Chief Legal Officer and Corporate Affairs SVP, will assume the role of Chief Financial Officer as of June 16, 2020 on an interim basis while a replacement is appointed, which will be announced at such time.

In his capacity as interim Chief Financial Officer, Mr. Jaime Pous will report directly to Mr. Enrique Beltranena Mejicano, President and CEO of Volaris.

“On behalf of the company and the Board of Directors of Volaris, we express our gratitude to Ms. Sonia Jerez for her management of the finances of the airlines of the group, and we wish her success in her future endeavors”, commented Mr. Brian H. Franke, Chairman of the Board of Directors of Volaris and Mr. Enrique Beltranena, President and CEO of Volaris.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*("Volaris" or the "Company") (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 74 and its fleet from four to 81 aircraft. Volaris offers more than 134 daily flight segments on routes that connect 36 cities in Mexico and 12 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100